Exhibit(c)(4)

DRAFT Special Committee Report to The Board of Directors Regarding Project Silver Confidential Discussion Materials May 26, 2004 CONFIDENTIAL

1 Summary Process Overview Goldner Hawn Johnson & Morrison Incorporated ("GHJM") approached Silver ("Silver" or the "Company") in January 2004 to explore the potential of a going private transaction Merrill Lynch & Co. ("Merrill Lynch") was hired by the Special Committee in February 2004. As part of this assignment, Merrill Lynch approached seven well-capitalized private equity firms who have historically expressed an interest in the retail industry to assess their appetite in pursuing a transaction with Silver Six of the seven private equity firms signed a confidentiality agreement and received public information on the Company None of the seven private equity firms submitted an indication of interest, citing concerns with the competitive environment and recent same store sales performance On March 15, 2004, GHJM submitted a preliminary indication of interest Offer price of $20.00 per share Did not specifically identify sources of equity or debt financing but had stated that they were working with Bear Stearns & Co. and had developed detailed plans for financing the proposed transaction Stated that they would only proceed within the context of an exclusivity period The Special Committee would not grant GHJM exclusivity, but rather granted GHJM a 15-day period in which it would have exclusive access to Silver's management and the data room and requested that at the end of that period, GHJM would provide detailed information concerning the manner in which GHJM would finance the purchase and the price it would be willing to pay During this period, Apax Partners expressed unsolicited interest in Silver, was able to receive materials, but after further review expressed that it was interested only in Silver real estate On May 4, 2004, GHJM submitted a revised indication of interest Offer price of $16.00 Other key terms of the revised indication of interest are outlined on page 3 On May 6, 2004, Merrill Lynch reviewed the indication of interest with the Special Committee and presented a valuation analysis Special Committee indicated that it would allow GHJM to continue discussions if the offer price was a minimum of $19.00 based on current market information and company financial performance Upon further consideration, GHJM offered to provide a letter indicating an increased value of $17.00, with a potential for $18.00 On the evening of May 13, 2004, the Special Committee determined to recommend to the Board to terminate the discussions with GHJM On such date, the stock closed at $13.25. If the Board agrees, GHJM should be advised to return/destroy all confidential materials

2 ML contacted seven private equity firms and received unsolicited interest from one other as part of the process. All declined to pursue further a transaction with Silver Summary of Responses by Financial Sponsors Who Declined

3 Summary of May 3, 2004 Indication of Interest

4 Potential Issues and Considerations Cited by GHJM

5 Illustrated Valuations for Selected Alternatives ____________________ Note: Valuation as of 01/31/04, except for Present Value of Projected Share Price (valuation as of May 1, 2004). Assumes net debt of $370.3 million and 29.3 million shares outstanding (does not include off-balance sheet items). Analysis includes "in-the-money" options, as applicable (for all prices below $20.12, 1.3 million options at a weighted average strike price of $10.20; for all prices less than $29.86, 2.2 million options at a weighted average strike price of $14.00). All figures rounded to nearest $0.25. Current price as of May 4, 2004. Year represents calendar year. Fiscal year ends January following the calendar year. Offer Price: $16.00 Multiples Analysis 5.0x - 6.0x 2003A EBITDA of $185 mm 4.0x - 5.0x Base Case 2008E EBITDA of $251 mm 10% - 12% WACC 25% - 35% Targeted 5-Year Return Exit Multiple: 4.75x - 5.25x 2008E EBITDA Reduced Capex Case Base Case 8.9x Forward EPS 14% Discount Rate 52-Week Trading Range Acquisition Comparables Discounted Cash Flow Analysis Leveraged Buyout Analysis Present Value of Projected Share Price Multiples Analysis 5.0x - 6.0x GHJM Adjusted 2003 EBITDA of $176 mm Premium Analysis 15% - 30% Premium to Current Price

6 Acquisition Pricing Matrix Dollars in Millions, Except per Share Data ____________________ Note: Closing price of $12.94 as of May 4, 2004. Note: Year represents calendar year. Fiscal year ends January following the calendar year. (1) Based on GHJM's 2003 Adjusted EBITDA of $176 million.

7 Public Comparables ____________________ Note: Closing prices as of May 4, 2004. (1) Market Capitalization = Market Value + Preferred Equity at Liquidation Value (Including Redeemable) + Short-Term Debt + Long- Term Debt + Minority Interest - Cash & Marketable Securities. (2) Earnings estimates obtained from First Call (Silver estimates per management Base Case) and calendarized to December or closest month thereafter. Five-year growth rates obtained from I/B/E/S. (Dollars in Millions, Except per Share Amounts)

8 Selected Retail LBOs Dollars in Millions ____________________ Note: K.B. Toys and MicroWarehouse entered bankruptcy post their respective LBO transactions.